Via Facsimile and U.S. Mail
Mail Stop 4720

June 9, 2010

Mr. Martin A. Mattingly
Chief Executive Officer
Trimeris, Inc.
2530 Meridian Parkway
2nd Floor
Durham, NC 27713

Re: Trimeris, Inc.
Definitive Proxy Statement on Schedule 14A
Filed on March 16, 2010
File No. 000-23155

Dear Mr. Mattingly:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

Incentive Cash Compensation Awards, page 24

1. We note that your incentive cash compensation awards are based on an assessment of financial, operation, and business development factors. Please confirm that your disclosure in the 2011 proxy statement will disclose the specific performance factors considered by the Compensation Committee and the level of

performance with regard to each performance objective which led the Compensation Committee to award the disclosed incentive compensation for each NEO.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Bryan Pitko, Staff Attorney, at (202) 551- 3203 if you have any questions regarding the processing of your response as well as any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant